UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.


_______________________________
IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                  CERTIFICATE
FILE NO. 70-6912                           PURSUANT TO RULE
         70-7049                           24
         70-7581

(Public Utility Holding Company
Act of 1935)
_______________________________


         This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declarations of National Fuel Gas Company ("National"), as amended, in the above files, and pursuant to the Orders dated January 10, 1984 (File No. 70-6912), April 23, 1984 (File No. 70-6967), January 16, 1985 (File
No. 70-7049), May 1, 1987 (File No. 70-7369) December 28, 1988 (File
No. 70-7581), and March 5, 1993 (File No. 70-8111), of the Securities and Exchange Commission with respect thereto.

         The following individuals, during the period July 1, 1997
through September 30, 1997, exercised Incentive Stock Options
("ISO's") or Non-Qualified Stock Options ("NSO's") as identified below:
                                                                  Number of
                                                       Number of   Shares of
                                    Exercise            Shares    Stock Used
                     Type   Date     Price              Acquired   in Stock-
                      of     of      Per      Exercise  Through    for-Stock
 Name                Grant  Grant    Share     Date     Exercise   Exercise


David F. Smith        ISO  6/14/90   $23.8125   8/13/97     1,200       -0-
Philip C. Ackerman    NSO  4/20/88    18.75     8/19/97     7,000     2,936
Gerald T. Wehrlin     NSO  6/14/90    23.8125   9/16/97     2,901     1,537
Bernard J. Kennedy    NSO  10/21/91   23.875    9/30/97     6,600       -0-

          These were the only exercises of options pursuant to the National Fuel Gas Company 1984 Stock Plan or the National Fuel Gas Company 1983 Incentive Stock Option Plan during the period July 1, 1997
- September 30, 1997.


         IN WITNESS WHEREOF, National has caused this Certificate to be executed this 8th day of October, 1997.


                                 By   /s/ James R. Peterson
                                          James R. Peterson
                                         Assistant Secretary